Exhibit 99.1

NEWS RELEASE                                                                                                                                OTC BB: VCTPF
DECEMBER 4, 2008                                                                                                                          CUSIP: 918881103

VALCENT NEARING COMPLETION OF ITS FIRST COMMERCIAL H.D.V.G. VEGETABLE
PRODUCTION PLANT

El Paso, TX. – December 4, 2008 -Valcent expects to complete construction of the first full scale commercial High Density Vertical Growing System project at its El Paso Research facility. Site preparation is complete and erection of the one eighth acre plant expects greenhouse containment structure is at an advanced stage. Valcent COO Forrest Ely has forecasted completion of the project to occur in mid - February, with the first harvest expected in mid-March. The High Density Vertical Growing System will now be known as “VertiCrop”.

Glen Kertz, Valcent’s President and CEO commented, “The completion of the VertiCrop plant will demonstrate, on a commercial basis, the high quality food products the technology is capable of producing. With ten to twenty times the yields of conventional field crops, while using only 5% of the water and nutrients, VertiCrop technology will provide sustainable, renewable, high density food production, sited in urban areas, insuring food supply at reasonable cost. This new commercial plant represents a key sales tool in facilitating the Company’s plans to market this technology globally.”

Discovery Communications' Science Channel announced that its first series available for international distribution is "Brink," a show about cutting-edge breakthroughs in technology, research, inventions and discoveries from the scientific world. The series is hosted by Australian Josh Zepps and the second episode will feature Valcent Products' advances in algae biofuel and vertical farming!  Be sure to tune in on Friday, December 5th at 10 p.m  or you can catch a repeat on Dec 6th 1:00 am, Dec 7th 5:00 am or Dec 8th at 5:00 pm.

The company is pleased to announce the launching of a Business Blog site at http://blog.valcent.net as of Friday, December 5.

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products, all Valcent products and processes have patents or patents pending on integral technologies. For more information, visit: www.valcent.net and www.valcent.eu and visit and contribute to http://blog.valcent.net.

Contacts:
Investor Relations                                                                                                Media Relations
Mike Parker or Bob Faris                                                                                        Nancy Tamosaitis
800.877.1626 or 1-888-506-7979                                                                             Vorticom Public Relations
info@valcent.net                                                                                                     212.532.2208
                                                                                                                              Nancyt@vorticom.com

 Safe Harbor for Forward Looking Statements: Except for historical information contained herein, the contents of this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices as well as other factors addressed in the Company’s filings with the Securities and Exchange Commission.